(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-50391

CUSIP NUMBER 82661W 10 7

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SigmaTel, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

1601 S. MoPac Expressway, Suite 100
Address of Principal Executive Office (Street and Number)

Austin, Texas 78746
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

SigmaTel, Inc. (the “Company”) will be unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2005 without unreasonable effort or expense because the Company requires additional time to complete its unaudited quarterly condensed consolidated financial statements and notes thereto. The delay in filing is related to management’s discovery of a material weakness in internal control over financial reporting related to recognition of revenues from sales through the Company’s Hong Kong subsidiary at the very end of the Company’s third quarter 2005. As of September 30, 2005, the Company did not maintain effective controls over the completeness and accuracy of revenue recognition. Specifically, the Company’s controls were not adequate at our Hong Kong subsidiary to ensure that all delivery conditions had been met in accordance with customer requirements before revenue was recognized. More specifically, we use a freight forwarder in Hong Kong and Singapore for shipments to a customer in mainland China. In the quarter ended September 30, 2005, two shipments were delivered to our freight forwarder at the very end of our fiscal quarter. We arranged for these shipments to be picked up from the freight forwarder and to be delivered to a customs location in China before fiscal quarter end. The terms and conditions governing the shipments in question required delivery to the customs location in China in order for delivery to be completed. We discovered that the products had not been effectively delivered to the customs location by the end of the fiscal quarter. In addition, accounting personnel in our Hong Kong subsidiary were not adequately trained to determine the appropriate point at which delivery of the products described above had occurred and when revenue should be recognized in accordance with GAAP. This control deficiency resulted in adjustments to the Company’s financial statements for the quarter ended September 30, 2005. Additionally, this control deficiency could result in a misstatement of revenue that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management determined that this control deficiency constitutes a material weakness. Due to this material weakness, the Company’s disclosure controls and procedures were not effective as of September 30, 2005.

Once identified, management immediately began remediation efforts to address this internal control deficiency. We have changed our internal control over financial reporting to provide more in-depth training on the terms and conditions governing the shipments in question regarding when our delivery obligation has been fulfilled at our Hong Kong subsidiary. We also added a control to require review of all shipments in question to ensure compliance with revenue recognition criteria under GAAP. This review will be performed by finance personnel whom management has deemed are properly and adequately trained for such purpose prior to the recognition of revenue with respect to this customer. Management believes the remediation efforts to correct this control deficiency will be completed before December 31, 2005. The Company intends to disclose a more detailed description of this evaluation, including its potential effects and the Company’s plan for remediation, in Part I, item 4 of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ross A. Goolsby	(512)	381-3700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SigmaTel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ Ross A. Goolsby
Ross A. Goolsby Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).